

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Andrew Marsh
President and Chief Executive Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, NY 12110

> **Re: Plug Power Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 4, 2013**
> **File No. 333-186041**

Dear Mr. Marsh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note your response to prior comment 2:

- Your calculation assuming an offering price of a share and a warrant based solely on the market price of your shares seems to attach no value to the warrants. Also, you have not addressed the warrant exercise price. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 240.06.

- When calculating a fee according to Rule 457(o), your fee table must include the proposed maximum aggregate offering price for each class of securities. See the Note to the fee table in Form S-1.

  In this regard, please confirm our understanding that you are registering the offering of the common stock underlying the warrants; although it is unclear on what exemption from registration you would rely, we note that you have not checked the Rule 415 box on the Form S-1 facing page nor provided the Regulation S-K Item 512(a) undertakings.

Prospectus Front Cover Page

2.   Please remove the terms "Sole Book-Running Manager" and "Co-manager" from the cover page because the terms are inconsistent with Rule 421. If these terms are material to investors, you may move them to an appropriate section of your prospectus where you can explain their significance.

Statements made by our Chief Executive Officer, page 22

3.   We note your response to prior comment 4. As with your responses to all of our comments, we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions. Refer to the acknowledgements at the end of this letter that you must provide with any request to accelerate the effective date of this registration statement.

4.   We note the last sentence of this risk factor.

    - Please tell us whether you have a reasonable basis for the projections that appeared in the article and are included or restated in your prospectus.

    - Tell us whether you have disclosed the assumptions underlying the statements and projections that appeared in the article and are included or restated in your prospectus. Refer to Regulation S-K Item 10 and the penultimate sentence of the last bullet in prior comment 4.

    - Refer to the statements and projections attributed to your CEO in the article that you do not include in the prospectus. We note that you do not state in the risk factor that any of those statements were incorrect or that the projections did not have a reasonable basis. Therefore, please confirm to us that you believe that the statements attributed to your CEO in the articles were correct and that the projections have a reasonable basis.

We may have rescission liability, page 23

5.   From your disclosure here, it appears that you believe that reliance is a necessary element of a claim under Section 12(a)(1) of the Securities Act. Please tell us the basis for your belief.

6.   Please quantify in this risk factor the amount of any potential liability.

Over-Allotment Option, page 86

7.   Refer to prior comment 3.

    - If true, please revise to clarify that every share issued in the offering will be sold together with 0.75 of a warrant, and that no warrant will be issued in the offering without an accompanying share. Also (1) clarify how the underwriters will determine whether to purchase shares "and/or" warrants when exercising the over-allotment option and (2) explain how the purchase price of a fractional warrant will be determined. In this regard, please ensure that your disclosure in the section that you caption "Price Stabilization, Short Positions and Penalty Bids" is consistent with your response to this comment; we note that your current disclosure on page 88 addresses shares but not warrants.

- Please ensure that the fee table to your registration statement includes all common shares that underlie the maximum number of warrants that the underwriters could purchase when exercising the over-allotment option.

Exhibit 5.1

8.   Refer to the paragraph numbered 1 in this exhibit. Please tell us what "other terms upon which the Shares are to be sold" must be approved by the Board, and provide us your analysis of why it is necessary and appropriate for the exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) to be conditioned on the approval of those terms.

9.   From the paragraph numbered 1 in this exhibit, it appears that the counsel is relying on a definition of the term "Shares" that is not included in the opinion. If so, please file an opinion that clarifies the meaning of the term.

10.   Please file an opinion that addresses whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrant. We note that exhibit 5.1 is limited to the Delaware General Corporation Law; however, section 4(e) of exhibit 4.7 refers to the laws of the State of New York. Also, ensure that the opinion refers to whether the warrants are binding obligations *of the registrant*.

11.   Please provide us your analysis of why it is necessary and appropriate for the exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) to include an assumption regarding you having a sufficient number of authorized but unissued shares common stock available for issuance when the warrants are exercised. For guidance, refer to section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011). When the registration statement is declared effective, will you have a sufficient number of authorized but unissued and unreserved shares of common stock available for issuance upon exercise of the warrants?

12.   Refer to the condition in the paragraph numbered 2 in this exhibit regarding the warrant shares being issued in accordance with the terms of the warrants *and* your Certificate of Incorporation. In is unclear why the portion of this condition regarding your Certificate of Incorporation is necessary and appropriate. Please tell us whether the terms of the warrant are consistent with the terms of the Certificate of Incorporation. Also, tell us

why counsel cannot determine whether the exercise of the warrant is in accordance with your Certificate of Incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via fax): Jocelyn M. Arel, Esq.